SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13D-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

iKang Healthcare Group, Inc.

(Name of Issuer)

Common Shares, par value US$0.01 per share

(Title of Class of Securities)

45174L 108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G CUSIP No. 45174L 108

1.	Names of Reporting Persons Ligang Zhang

2.	Check the Appropriate Box if a Member of a Group* Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,374,371 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,374,371 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 13.2%. (2) The voting power of the shares beneficially owned represent 35.3% of the total outstanding voting power.

12.	Type of Reporting Person* IN

(1) Consists of (i) 526,721 Class A common shares held by Time Intelligent Finance Limited, a British Virgin Islands company; (ii) 805,100 Class C common shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A common shares held by ShanghaiMed, Inc., a British Virgin Islands company, which is wholly owned by Time Intelligent Finance Limited; and (iv) 150,000 Class A common shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days after December 31, 2014.

The rights of the holders of Class A and Class C common shares are identical, except with respect to voting and conversion rights. Each Class A common share will be entitled to one vote per share. Each Class C common share will be entitled to 15 votes per share and is convertible at any time into one Class A common share.

(2) Based on 33,024,964 outstanding common shares as a single class, being the sum of (i) 32,069,864 Class A common shares issued and outstanding as of December 31, 2014, (ii) 805,100 Class C common shares issued and outstanding as of December 31, 2014, assuming conversion of all Class C common shares into Class A common shares, and (iii) 150,000 Class A common shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days after December 31, 2014 only for the purpose of computing the percentage ownership of the Reporting Persons. The voting power of the shares beneficially owned represent 35.3% of the total outstanding voting power.

Schedule 13G CUSIP No. 45174L 108

1.	Names of Reporting Persons Time Intelligent Finance Limited

2.	Check the Appropriate Box if a Member of a Group Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,374,371 (3)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,374,371 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371 (3)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 13.2%. (4) The voting power of the shares beneficially owned represent 35.3% of the total outstanding voting power.

12.	Type of Reporting Person CO

(3) Consists of (i) 526,721 Class A common shares held by Time Intelligent Finance Limited, a British Virgin Islands company; (ii) 805,100 Class C common shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A common shares held by ShanghaiMed, Inc., a British Virgin Islands company, which is wholly owned by Time Intelligent Finance Limited; and (iv) 150,000 Class A common shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days after December 31, 2014. As Time Intelligent Finance Limited is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor, Time Intelligent Finance Limited shares the voting and dispositive power of such 4,374,371 common shares with Time Evergreen Company Limited and TMF(Cayman) Ltd.

(4) Based on 33,024,964 outstanding common shares as a single class, being the sum of (i) 32,069,864 Class A common shares issued and outstanding as of December 31, 2014, (ii) 805,100 Class C common shares issued and outstanding as of December 31, 2014, assuming conversion of all Class C common shares into Class A common shares, and (iii) 150,000 Class A common shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days after December 31, 2014 only for the purpose of computing the percentage ownership of the Reporting Persons. The voting power of the shares beneficially owned represent 35.3% of the total outstanding voting power.

Schedule 13G CUSIP No. 45174L 108

1.	Names of Reporting Persons ShanghaiMed, Inc.

2.	Check the Appropriate Box if a Member of a Group Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,042,550 (5)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,042,550 (5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,042,550 (5)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 9.2%. (6) The voting power of the shares beneficially owned represent 6.9% of the total outstanding voting power.

12.	Type of Reporting Person CO

(5) Consists of (i) 2,892,550 Class A common shares held by ShanghaiMed, Inc.; and (ii) 150,000 Class A common shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days after December 31, 2014. As ShanghaiMed, Inc. is wholly owned by Time Intelligent Finance Limited, it shares the voting and dispositive power of such 3,042,550 common shares with Time Intelligent Finance Limited, Time Evergreen Company Limited and TMF(Cayman) Ltd.

(6) Based on 33,024,964 outstanding common shares as a single class, being the sum of (i) 32,069,864 Class A common shares issued and outstanding as of December 31, 2014, (ii) 805,100 Class C common shares issued and outstanding as of December 31, 2014, assuming conversion of all Class C common shares into Class A common shares, and (iii) 150,000 Class A common shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days after December 31, 2014 only for the purpose of computing the percentage ownership of the Reporting Persons. The voting power of the shares beneficially owned represent 6.9% of the total outstanding voting power.

Schedule 13G CUSIP No. 45174L 108

1.	Names of Reporting Persons TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust

2.	Check the Appropriate Box if a Member of a Group Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,374,371 (7)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,374,371 (7)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371 (7)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 13.2%. (8) The voting power of the shares beneficially owned represent 35.3% of the total outstanding voting power.

12.	Type of Reporting Person OO

(7) Consists of (i) 526,721 Class A common shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C common shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A common shares held by ShanghaiMed, Inc.; and (iv) 150,000 Class A common shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days after December 31, 2014. TMF (Cayman) Ltd. is the trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor. As TMF (Cayman) Ltd. holds all of the equity interests in Time Evergreen Company Limited which in turn holds all of the equity interests in Time Intelligent Finance Limited, TMF (Cayman) Ltd. shares the voting and dispositive power of such 4,374,371 common shares with Time Evergreen Company Limited and Time Intelligent Finance Limited.

(8) Based on 33,024,964 outstanding common shares as a single class, being the sum of (i) 32,069,864 Class A common shares issued and outstanding as of December 31, 2014, (ii) 805,100 Class C common shares issued and outstanding as of December 31, 2014, assuming conversion of all Class C common shares into Class A common shares, and (iii) 150,000 Class A common shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days after December 31, 2014 only for the purpose of computing the percentage ownership of the Reporting Persons. The voting power of the shares beneficially owned represent 35.3% of the total outstanding voting power.

Schedule 13G CUSIP No. 45174L 108

1.	Names of Reporting Persons Time Evergreen Company Limited

2.	Check the Appropriate Box if a Member of a Group Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,374,371 (9)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,374,371 (9)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371 (9)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 13.2%. (10) The voting power of the shares beneficially owned represent 35.3% of the total outstanding voting power.

12.	Type of Reporting Person CO

(9) Consists of (i) 526,721 Class A common shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C common shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A common shares held by ShanghaiMed, Inc.; and (iv) 150,000 Class A common shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days after December 31, 2014. As Time Evergreen Company Limited holds all of the equity interests in Time Intelligent Finance Limited and is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor, Time Evergreen Company shares the voting and dispositive power of such 4,374,371 common shares with Time Intelligent Finance Limited and TMF(Cayman) Ltd.

(10) Based on 33,024,964 outstanding common shares as a single class, being the sum of (i) 32,069,864 Class A common shares issued and outstanding as of December 31, 2014, (ii) 805,100 Class C common shares issued and outstanding as of December 31, 2014, assuming conversion of all Class C common shares into Class A common shares, and (iii) 150,000 Class A common shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days after December 31, 2014 only for the purpose of computing the percentage ownership of the Reporting Persons. The voting power of the shares beneficially owned represent 35.3% of the total outstanding voting power.

Item 1(a).	Name of Issuer: iKang Healthcare Group, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: B-6F Shimao Tower, 92A Jianguo Road, Chaoyang District Beijing 100022, the People’s Republic of China
Item 2(a).	Name of Person Filing: Ligang Zhang Time Intelligent Finance Limited ShanghaiMed, Inc. TMF (Cayman) Ltd. Time Evergreen Company Limited
Item 2(b).

Address of Principal Business Office or, if none, Residence:
Ligang Zhang

B-6F Shimao Tower, 92A Jianguo Road, Chaoyang District

Beijing 100022, the People’s Republic of China

Time Intelligent Finance Limited

Offshore Incorporations Centre P.O. Box 957

Road Town, Tortola

British Virgin Islands

ShanghaiMed, Inc.

Palm Grove House P.O. Box 3186

Wichhams Cay I

Road Town, Tortola

British Virgin Islands

TMF (Cayman) Ltd.

2/F. The Grand Pavilion Commercial Centre

802 West Bay Road P.O. Box 10338, KY1-1003

Grand Cayman

Cayman Islands

Time Evergreen Company Limited

Palm Grove House, P.O. Box 438

Road Town, Tortola

British Virgin Islands.

Item 2(c).

Citizenship:
Ligang Zhang: People’s Republic of China

Time Intelligent Finance Limited: British Virgin Islands

ShanghaiMed, Inc.: British Virgin Islands

TMF (Cayman) Ltd.: Cayman Islands

Time Evergreen Company Limited: British Virgin Islands

Item 2(d).	Title of Class of Securities: Common shares.

The Issuer’s common shares consist of Class A common shares and Class C common shares. The rights of the holders of Class A common shares and Class C common shares are identical, except with respect to conversion rights and voting rights. Each Class C common share is convertible at the option of the holder into one Class A common share. Each Class C common shares is entitled to 15 votes per share, whereas each Class A common share is entitled to one vote per share.

Item 2(e).	CUSIP Number: 45174L 108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the common shares of par value of $0.01 per share of iKang Healthcare Group, Inc. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2014:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ligang Zhang	4,374,371	13.2%	4,374,371	0	4,374,371	0
Time Intelligent Finance Limited	4,374,371	13.2%	0	4,374,371	0	4,374,371
ShanghaiMed, Inc.	3,042,550	9.2%	0	3,042,550	0	3,042,550
TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust	4,374,371	13.2%	0	4,374,371	0	4,374,371
Time Evergreen Company Limited	4,374,371	13.2%	0	4,374,371	0	4,374,371

The above table includes collectively those Class A common shares and Class C common shares held by each Reporting Person, and assumes conversion of all Class C common shares into the same number of Class A common shares.

Mr. Ligang Zhang beneficially owns 4,374,371 common shares of the Issuer including: (i) 526,721 Class A common shares held of record by Time Intelligent Finance Limited; (ii) 805,100 Class C common shares held of record by Time Intelligent Finance Limited, representing 100.0% of the total outstanding Class C common shares of the Issuer; (iii) 2,892,550 Class A common shares held of record by ShanghaiMed, Inc.; and (iv) 150,000 Class A common shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days after December 31, 2014.

As Time Intelligent Finance Limited owns all of the equity interests in ShanghaiMed, Inc., it beneficially owns all the common shares of the Issuer held by ShanghaiMed, Inc. Time Intelligent Finance Limited is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor and Mr. Ligang Zhang and his family members as beneficiaries. As a result of Mr. Ligang Zhang’s control of TMF (Cayman) Ltd and right to direct voting and disposition decisions of common shares of the Issuer held in the Zhang’s Family Trust, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Ligang Zhang, Time Evergreen Company Limited and TMF (Cayman) Ltd. as the trustee of Zhang’s Family Trust may be deemed to beneficially own all of the common shares of the Issuer directly held by Time Intelligent Finance Limited and ShanghaiMed, Inc., respectively.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

LIGANG ZHANG

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang

TIME INTELLIGENT FINANCE LIMITED

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Director

SHANGHAIMED, INC.

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Director

TMF (CAYMAN) LTD.

By:	/s/ LIU KIN WAI / YEU CHI FAI
Name: Liu Kin Wai / Yeu Chi Fai
Title: Authorized Signatories

TIME EVERGREEN COMPANY LIMITED

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Director